No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Platinum Group Metals Ltd. at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws.  Accordingly, except as permitted under the Underwriting Agreement (as defined herein), these securities may not be offered or sold within the United States.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States.  See “Plan of Distribution”.

SHORT FORM PROSPECTUS

NEW ISSUE

October 18, 2010

PLATINUM GROUP METALS LTD.

Cdn$125,050,000
61,000,000 Common Shares

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) of 61,000,000 common shares (the “Offered Shares”) of Platinum Group Metals Ltd. (the “Company” or “Platinum”) at a price of Cdn$2.05 per Offered Share (the “Offering Price”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of October 7, 2010 between the Company and BMO Nesbitt Burns Inc., GMP Securities L.P., RBC Dominion Securities Inc., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”).  Unless the context otherwise requires, when used herein, all references to “Offered Shares” include any such common shares in the capital of the Company (the “Common Shares”) issued upon exercise of the Over-Allotment Option (as defined below).  The Offering Price has been determined by negotiation between the Company and the Underwriters.

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PTM” and on the NYSE Amex (the “NYSE-A”) under the symbol “PLG”.  On October 15, 2010, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was Cdn$1.97 and the closing price of the Common Shares on the NYSE-A was US$1.97.  The Company has applied to list on the TSX and NYSE-A the Offered Shares to be issued upon closing of the Offering and upon exercise of the Over-Allotment Option.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE-A.

An investment in the Offered Shares is highly speculative and involves a high degree of risk.  See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

Price: Cdn$2.05 per Offered Share

- ii -

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to the Company(2)(3)
Per Offered Share	Cdn$2.05	Cdn$0.11275	Cdn$1.93725
Total(3)	Cdn$125,050,000	Cdn$6,877,750	Cdn$118,172,250

Notes:

(1)

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee of Cdn$6,877,750 (the “Underwriters' Fee”), representing 5.5% of the aggregate gross proceeds of the Offering.  See “Plan of Distribution”.

(2)

After deducting the Underwriters' Fee, but before deducting expenses of the Offering, estimated to be Cdn$300,000 and which will be paid from the proceeds of the Offering.

(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined below), to purchase up to an additional 9,150,000 Common Shares at a price of Cdn$2.05 per Common Share (the “Over-Allotment Shares”) to cover over-allotments, if any, and for market stabilization purposes.  The aggregate number of Over-Allotment Shares to be issued under the Over-Allotment Option will not exceed 9,150,000 Over-Allotment Shares.  If the Over-Allotment Option is exercised in full, the total Price to the Public, the Underwriters' Fee and the Net Proceeds to the Company (before deducting expenses of the Offering), will be Cdn$143,807,500, Cdn$7,909,413 and Cdn$135,898,087, respectively.  This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option.  Any purchaser who acquires securities forming part of the over-allocation position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  Unless the context otherwise requires, all references to “Offered Shares” in this Prospectus include the Over-Allotment Shares.  See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Gowling Lafleur Henderson LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price.  After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Offering Price to the public may be decreased, and further changed from time to time to an amount not greater than the Offering Price.  Such decrease in the Offering Price will not affect the Underwriters' Fee per Offered Share to be paid by the Company to the Underwriters, and it will not decrease the amount of net proceeds of the Offering to the Company.  The Underwriters will inform the Company if the Offering Price is decreased.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Closing is expected to take place on or about October 22, 2010 or such other date as may be agreed between the Company and the Underwriters, but in any event not later than 42 days following the date of a final receipt for this Prospectus (the “Closing Date”).

In connection with the Offering the Underwriters may effect transactions that maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.  The Underwriters may also offer the Offered Shares at a lower price than that stated herein.  See “Plan of Distribution”.

It is expected that one or more global certificates evidencing the Offered Shares distributed under this Prospectus in Canada will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS on the Closing Date.  No certificates evidencing the Offered Shares will be issued to Canadian resident purchasers, except in certain limited circumstances, and registration will be made in the depository service of CDS.  Canadian resident purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant (a “CDS Participant”) and from or through whom a beneficial interest in the Offered Shares is purchased.  Common Shares issued to purchasers in the United States or that are purchased for the account or benefit of persons in the United States will be certificated pursuant to the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” below and will be available at closing of the Offering.

- iii -

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules.  Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.

The following table sets forth the number of Over-Allotment Shares issuable under the Over-Allotment Option:

Underwriters' Position	Maximum Number of Available Securities	Exercise Period	Exercise Price
Over-Allotment Option	9,150,000 Over-Allotment Shares	at any time up to 30 days from the Closing Date	Cdn$2.05 per Over-Allotment Share

The head office of the Company is located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, and its registered office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus.  The Company has not authorized anyone to provide investors with different information.  Neither the Company nor the Underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted.  Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the face page of this Prospectus.  The Company's business, operating results, financial condition and prospects may have changed since that date.

- iv -

The Company's financial statements that are incorporated by reference into this Prospectus have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Over-Allotment Option.

Unless the context otherwise requires, references in this Prospectus to “Platinum” or the “Company” includes Platinum Group Metals Ltd. and each of its material subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the Securities Act (British Columbia), the Securities Act (Ontario) and the Securities Act (Alberta).  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company's exploration and development plans and objectives with respect to its projects and the successful exercise of the Maseve Subscription Right (as defined herein) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Specifically, the forward-looking statement in respect of the exercise of the Maseve Subscription Right is based upon the assumption that sufficient funds will be raised (by way of this Offering) to allow for such right to be exercised. Forward-looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study (defined below) and the forward-looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company's designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company's limited experience with development-stage mining operations; the Company has a history of losses; most of the Company's properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company's joint venture partners; socio-economic instability in South Africa or regionally; the Company's land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company's prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company's current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in this Prospectus and elsewhere in the Company's annual information form dated November 30, 2009 which is available electronically at www.sedar.com and which is incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this Prospectus are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates included in this Prospectus are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.  Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), the Common Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan, a registered disability savings plan, a registered retirement income fund, a deferred profit sharing plan, a tax-free savings account (“TFSA”) and a registered education savings plan under the Tax Act.

Notwithstanding that the Common Shares may be qualified investments for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Common Shares held in the TFSA if such Common Shares are a “prohibited investment” for that TFSA within the meaning of the Tax Act.  The Common Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm's length with the Company for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust that does not deal at arm's length with the Company for the purposes of the Tax Act.  Purchasers who intend to hold the Common Shares in a TFSA are urged to consult their own tax advisors.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in all of the provinces of Canada (collectively, the “Commissions”).  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com.

The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)

the annual information form of the Company dated November 30, 2009 for the financial year ended August 31, 2009 (the “Annual Information Form”);

(b)

the audited comparative consolidated financial statements of the Company as at and for the financial year ended August 31, 2009, together with the notes thereto and the auditors' reports thereon;

(c)

management's discussion and analysis of the Company dated December 17, 2009 for the financial year ended August 31, 2009;

(d)

the amended and restated unaudited interim comparative consolidated financial statements of the Company for the third quarter ended May 31, 2010, together with the notes thereto;

(e)

the amended and restated management's discussion and analysis of the Company dated October 6, 2010 for the quarter ended May 31, 2010;

(f)

the management information circular of the Company dated for reference December 7, 2009 prepared for the purposes of the annual general meeting of the Company held on January 12, 2010;

(g)

the material change report of the Company dated October 5, 2010 announcing the Offering;

(h)

the material change report of the Company dated October 5, 2010 in respect of Project 3 (“Project 3”) of what was, prior to WBJV Restructuring (as defined herein), the Western Bushveld Joint Venture (“WBJV”);

(i)

the material change report of the Company dated August 26, 2010 announcing that the Company has acquired the fixed price right to purchase a large area of surface rights and housing facilities in the area of the planned Project 1 Platinum mine (“Project 1”) of what was, prior to WBJV Restructuring (as defined herein), the WBJV;

(j)

the material change report of the Company dated April 22, 2010 and filed on September 15, 2010 announcing that the Company has completed the acquisition of a 54.75% interest, with the right to acquire an additional 19.25%, in Project 1 and Project 3;

(k)

the material change report of the Company dated October 19, 2009 announcing that the Company has received an independent update to the feasibility study for Project 1; and

(l)

the material change report of the Company dated October 19, 2009 announcing, inter alia, that the Company has signed a joint venture agreement with Japan Oil, Gas and Metals National Corporation in respect of a new 118 km2  platinum exploration area known as the Waterberg area.

In addition to any document required to be incorporated by reference in this Prospectus under applicable securities laws, any document of the type referred to above (excluding confidential material change reports) or referenced to in Item 11.1 of Form 44-101F1 – Short Form Prospectus of the Canadian Securities Administrators filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement herein or in any subsequently filed document that is also or is deemed to be incorporated by reference herein.  Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars.  All references to “Cdn$” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “R” or “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the United States dollar expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars.

Year Ended August 31
	2010	2009	2008

Average rate for period	Cdn$1.0498	Cdn$1.1778	Cdn$1.0049
Rate at end of period	Cdn$1.0639	Cdn$1.0967	Cdn$1.0626
High for Period	Cdn$1.1065	Cdn$1.3000	Cdn$1.0678
Low for Period	Cdn$0.9961	Cdn$1.0338	Cdn$0.9170

The noon rate of exchange on October 15, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals Cdn$1.0108.

The following table sets forth the rate of exchange for the South African Rand expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Rand into Canadian dollars.

Year Ended August 31
	2010	2009	2008

Average rate for period	Cdn$0.1400	Cdn$0.1326	Cdn$0.1367
Rate at end of period	Cdn$0.1443	Cdn$0.1409	Cdn$0.1380
High for Period	Cdn$0.1474	Cdn$0.1502	Cdn$0.1514
Low for Period	Cdn$0.1333	Cdn$0.1108	Cdn$0.1222

The noon rate of exchange on October 15, 2010 as reported by the Bank of Canada for the conversion of Rand into Canadian dollars was one Rand equals Cdn$0.1482.

THE COMPANY

The Company is a British Columbia corporation amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in the Province of Ontario, Canada.

The Company has four wholly-owned subsidiaries: (a) Platinum Group Metals (RSA) (Pty) Limited (“PTM RSA”), a corporation incorporated under the company laws of the Republic of South Africa (“RSA”); (b) Wesplats Holding (Pty) Ltd. (“Wesplats”), a corporation incorporated under the company laws of the RSA; (c) Equator Mines Holdings (Proprietary) Limited, a corporation incorporated under the company laws of the RSA; and (d) Platinum Group Metals (Barbados) Ltd., a company incorporated under the laws of Barbados.  The Company also holds 54.75% of the ordinary shares of Maseve Investments 11 (Proprietary) Limited (“Maseve”), a company incorporated under the company laws of the RSA, and has the right until January 17, 2011, to acquire an additional 19.25% of the ordinary shares of Maseve for a subscription price of R408.6 million in cash (the “Maseve Subscription Right”).

BUSINESS OF THE COMPANY

Currently, the Company's key and only material mineral project is its 54.75% interest in Project 1 and Project 3, a platinum exploration and development project on combined mineral rights covering approximately 47.82 square kilometres within the Western Bushveld Complex of South Africa (the “WBC Project”).  The majority of the Company's exploration and development activities to date have been focused on Project 1 and Project 3 in order to advance them to the feasibility stage.  On July 7, 2008, the Company announced the results of a feasibility study on Project 1 (the “July 2008 Feasibility Study”).  On October 8, 2009 the Company published an Updated Feasibility Study (as defined below) on Project 1.

Project 1 and Project 3 of the WBC Project

WBC Project 1 and Project 3 are located on the western limb of the Bushveld Igneous Complex, North West Province and are 110 kilometres west-northwest of Pretoria and 120 kilometres from Johannesburg.  All of the mineral rights for the properties of the WBC Project are now held under New Order Prospecting Rights which were granted under the Mineral and Petroleum Resources Development Act of 2002 (“MPRDA”) by the Department of Mineral Resources.

Information in this Prospectus regarding the WBC Project is derived from information contained in the Annual Information Form and other documents incorporated by reference herein which is supported by the following technical reports:

(a)

“Updated Technical Report (Updated Feasibility Study) WBJV Project 1 (Elandsfontein and Frischgewaagd)”, dated November 20, 2009 and effective October 8, 2009 (the “Updated Feasibility Study”), prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart;

(b)

“An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated November 20, 2009 with an effective date of October 8, 2009 (the “Project 1 Report”), prepared by Charles J. Muller; and

(c)

“Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated August 31, 2010 (the “Project 3 Report”), prepared by Charles J. Muller; (collectively the “Reports”).

Background

In October 2004, the Company entered into the Western Bushveld Joint Venture Agreement (the “WBJV Agreement”) and announced the formation of the WBJV with the Company (37% interest held through PTM RSA), Anglo Platinum Limited (“Anglo Platinum”) (37% interest held through its subsidiary, Rustenberg Platinum Mines Ltd. (“RPM”)) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) (26% interest) to pursue platinum exploration and development on the WBC Project.  Africa Wide was subsequently acquired by Wesizwe Platinum Limited (“Wesizwe”) in September 2007.

On September 2, 2008, the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV (the “WBJV Restructuring”).  On December 9, 2008, the Company announced the execution of definitive agreements formalizing the earlier announcement and on April 22, 2010 the Company announced the execution and completion of the WBJV Restructuring.

On the effective date of the WBJV Restructuring, RPM transferred its entire 37% participation interest in the WBJV and its prospecting rights in Projects 1, 2 and 3 to Wesizwe for common shares of Wesizwe, representing approximately a 26.5% interest in Wesizwe.  Wesizwe simultaneously then transferred the 37% participation interest in the WBJV acquired from RPM and the prospecting rights in Project 1 and Project 3 to Africa Wide.  Africa Wide simultaneously then transferred its 26% participation interest in the WBJV together with the 37% participation interest in the WBJV acquired from Wesizwe and all the prospecting rights in Project 1 and Project 3 then held by it to Maseve. The Company simultaneously transferred its interest in Project 2 of the WBJV to Wesizwe and its 37% participation interest in the WBJV and its prospecting rights in Project 1 and Project 3 to Maseve.

Pursuant to the WBJV Restructuring, 100% of the collective WBJV participation interests and all of the prospecting rights in Project 1 and Project 3 were transferred to Maseve and the WBJV ceased to exist.  Platinum acquired a 54.75% interest in Maseve and the Maseve Subscription Right. Assuming that Platinum fully exercises the Maseve Subscription Right and subscribes for additional shares of Maseve, the subscription funds will be held in escrow to be applied towards Wesizwe's capital requirements for Project 1 and Project 3 and the Company's interest in Maseve will be increased by 19.25% to 74% (with Wesizwe, through its subsidiary, Africa Wide, holding the remaining 26% interest in Project 1 and Project 3).  By completion of the WBJV Restructuring, the Company's indirect interests in Project 2, which it held through the WBJV, were eliminated. Should the Company not exercise its Maseve Subscription Right, the Company's interest in Project 1 and Project 3 will remain at 54.75%.

Pursuant to the terms of the WBJV Agreement and the WBJV Restructuring, the Company agreed to reimburse Wesizwe up to R20.35 million (approximately US$2.95 million at October 5, 2010) for past exploration costs, not including overhead costs, related to Project 2.  Based on information provided by Wesizwe, subject to audit confirmation, the Company has accrued an amount due to Wesizwe of R10.31 million (approximately Cdn$1.52 million as at October 5, 2010) against amounts due to the Company from Wesizwe for its share of costs related to the WBJV.

Apart from the funds required to exercise the Maseve Subscription Right and the past exploration costs for Project 2 due to Wesizwe, there are no other amounts or payments due by the Company as a result of the WBJV Restructuring.

Mineral Resources and Reserves

The Company provided a statement of reserves for Project 1 in the Updated Feasibility Study and an updated statement of resources for Project 1 in the Project 1 Report.  Summary reserve details from the Updated Feasibility Study and summary resource details from the Project 1 Report in respect of Project 1, and the Project 3 Report in respect of Project 3, follow in the table below.  Assuming the Company fully exercises the Maseve Subscription Right, Platinum will acquire a 74% interest in the platinum, palladium, rhodium and gold (collectively referred to as “4E”) ounces attributable to Project 1 and Project 3.  The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements.  Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1.

Current spot prices of 4E in aggregate are higher than the base case long term metal prices as set out in the Updated Feasibility Study, but are within the range (in aggregate, including exchange rates for the Merensky Reef pricing) of the sensitivity analysis contained in the Updated Feasibility Study.

The following is a statement of attributable reserves and resources for Project 1 and Project 3.  Additional information regarding the resource calculation can be found in the Reports.  Reserves presented below are a sub-set of measured and indicated resources included in the Updated Feasibility Study and take into account mining factors and are not in addition to the resources.   The 4E cut-off in the tables below are 300 cm.g/t for Project 1 and 100 cm.g/t for Project 3 (“cm.g/t” refers to the grade at the stipulated resource cut width (in centimetres)).

Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Mining width (meters)	Prill Split (4E)				Ozs (millions) (1)
					PT	Pd	Rh	Au
Project 1 (2)
MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 (3)
MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.939
MR	Inferred	0.443	1.47	1.14	64%	27%	4%	5%	0.021

Notes:

(1)

Platinum currently has a 54.75% interest in these resources and will increase its interest to 74% upon exercise of the Maseve Subscription Right.

(2)

The qualified person under NI 43-101 (“Qualified Person”) for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.

(3)

The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

Merensky Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
Merensky Proven
6,677,304	5.61	1.205
Merensky Probable
11,333,294	5.44	1.983
Total Merensky Mineral Reserves
18,010,598	5.51	3.188

Note:

(1)

Platinum currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right.  The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.  Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study.

UG2 Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
UG2 Proven
5,086,535	3.37	0.551
UG2 Probable
8,448,801	3.41	0.927
Total UG2 Mineral Reserves
13,535,336	3.40	1.478

Note:

(1)

Platinum currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right.  The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.  Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study.

Listing of Individual Elements from 4E Reserve Statement

Metal	Reef	Category	Prill Split	Tonnage	g/t	Content
				Tonnes		Tonne	Moz
Pt	Merensky	From Proved 4E Reserve	64%	6,677,304	3.59	23.99	0.771
		From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%		3.52	63.46	2.040
	UG2	From Proved 4E Reserve	63%	5,086,535	2.12	10.79	0.347
		From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
Pd	Merensky	From Proved 4E Reserve	27%	6,677,304	1.52	10.12	0.325
		From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
	UG2	From Proved 4E Reserve	26%	5,086,535	0.88	4.45	0.143
		From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
Rh	Merensky	From Proved 4E Reserve	4%	6,677,304	0.22	1.50	0.048
		From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
	UG2	From Proved 4E Reserve	10%	5,086,535	0.34	1.71	0.055
		From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
Au	Merensky	From Proved 4E Reserve	5%	6,677,304	0.28	1.87	0.060
		From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
	UG2	From Proved 4E Reserve	1%	5,086,535	0.03	0.17	0.006
		From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.015

Notes:

(1)

Where used in the above four tables, “MR” or “Merensky” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Chromitite Seam.  Due to rounding, table columns may not add up.  Project 1 and 1A tonnes are reported after deducting 14% for MR and 23% for the UG2 for geological losses.  Project 3 tonnes are reported after deducting 14% for geological losses.

(2)

The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.

(3)

Cautionary Note to U.S. Investors with respect to the information in the above three tables: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  The Company uses certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” and “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  “Resources” are not “Reserves” and so do not have demonstrated economic viability.  U.S. investors are urged to consider closely the disclosure in the Company's U.S. regulatory filings, File No. 0-033562, which may be secured from the Company, or from the SEC's website at:  http://sec.gov.

The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of 156,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. Resources in the Project 1 area and lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef will be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm. At the recommended mining rate and modifying factors the mine plan generates approximately 234,000 – 300,000 4E oz in concentrate per year. During 9 years of peak production, approximately 275,000 4E oz are produced from the Merensky Reef horizon.  The mine has a 22 year planned mine life.  The Qualified Persons who authored the Updated Feasibility Study have recommended that the mine plan be reviewed based upon the changes to the mineral resources.

Infrastructure and Metal Recovery

The Updated Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. No additional metallurgical test work has been undertaken during the Updated Feasibility Study.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

Smelter Terms

The Updated Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the Updated Feasibility Study believes deductions used in the Updated Feasibility Study financial model are indicative of deductions current in this industry. The party to whom concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo Platinum has a 60 day right of first refusal to purchase all of the ore or concentrate produced by the WBC Project on commercial terms. Estimated deductions in the Updated Feasibility Study include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue. Should Anglo Platinum decide to purchase the concentrate produced by the Project 1 mine the structure of such purchase would be governed by the pro-forma off-take agreement included in the WBJV Agreement, however the commercial terms will be subject to negotiation. Approaches will now be made to Anglo Platinum and other parties in an attempt to secure an off-take agreement and the terms thereof based on the Updated Feasibility Study production profile.

Financial Details

The results of the Updated Feasibility Study show a strong Internal Rate of Return “IRR” (pretax) for the Base Case of 23.54%. The Base Case is modeled using 3 year trailing metal prices including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate. Using recent metal prices to September 2009, including US$1,295 per ounce platinum, the IRR for the project (pre-tax) is 15.63%. The model does not include escalation due to inflation of costs or metal prices.

Average life-of-mine cash operating costs to produce concentrate is now estimated at R525 per tonne (US$65.63) of ore or R4,208 (US$526) per 4E ounce on a life of mine basis. Operating costs and underground development costs have increased from those in the July 2008 Feasibility Study as a result primarily of mining related cost including labour increases. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices) and US$1,025 (recent prices). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce is modeled at US$1,433 (3 year trailing prices) and US$1,068 (recent prices). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with 9 years at a steady state of production of 234,000 to 300,000 ounces per year. The capital cost for the mine and concentrator complex are R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate has been reduced from that in the July 2008 Feasibility Study by US$89 million as a result of change in design to use mostly grid power rather than self generated power and improvements in mine design.

The following tables set out the key details of the Updated Independent Feasibility Study:

METAL PRICES & EXCHANGE RATE		Case A 3 Year Trailing Prices	Case B Recent Prices
Platinum	(US$/oz)	1,343	1,295
Palladium	(US$/oz)	322	296
Rhodium	(US$/oz)	4,951	1,650
Gold	(US$/oz)	807	997
Copper	(US$/tonne)	6,428	6,250
Nickel	(US$/tonne)	25,529	18,000
Rand/US$		8.00	8.00

FINANCIAL PARAMETERS AND INDICATORS at R8.00
Basket Prices 4E Pt, Pd, Rh, Au	R/kg Case A	US$/oz Case A	R/kg Case B	US$/oz Case B
Basket Price Merensky Reef	304,751	1,185	263,526	1,025
Basket Price UG2 Reef	368,571	1,433	274,639	1,068

Smelter and Refinery Discount	Smelter Discount	US$/oz Case A	US$/oz Case B
Reduction in Basket Price MR	15.16%	$180	$155
Reduction in Basket Price UG2	15.16%	$217	$162
Received Basket Price for MR	15.16%	$1,005	$869
Received Basket Price for UG2	15.16%	$1,216	$906

TAXES
Government Royalty Payment: PGM	(% of Revenue)	3%
Government Royalty Payment: Base Metals	(% of Revenue)	2%
Company Tax	(% of Profit)	28%
Secondary Tax on Companies (STC)	(% of Profit)	10%

EVALUATION (NET PRESENT VALUE)		NPV 5% Discount	NPV 10% Discount
3 Year Trailing Price (Case A)	R (Million)	7,848	3,804
(Pre-tax)	US$ (Million)	981	475
	IRR		23.54%

3 Year Trailing Price (Case A)	R (Million)	4,660	2,031
(Post Tax)	US$ (Million)	582	254
	IRR		18.94%

Recent Prices (Case B)	R (Million)	3,671	1,330
(Pre-tax)	US$ (Million)	459	166
	IRR		15.63%

Recent Prices (Case B)	R (Million)	2,016	425
(Post Tax)	US$ (Million)	252	53
	IRR		12.15%

CAPITAL COST	Rand	US$
Peak funding Case A	3,545,237,000	443,125,000
Peak funding Case B	3,727,106,000	465,888,000
Total Life of Mine Capital Costs	4,760,280,000	595,035,000

WORKING COSTS EXCLUDING SMELTER DISCOUNT	US$/4E oz	R/tonne milled
Cost during ramp up including power generation	$543	R717
Cost at steady state grid power post 2013	$521	R491
Life of Mine Average	$526	R525

Sensitivity Three Year Trailing Metals Prices

PRE-TAX

Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price IRR (pre-tax) NPV (5% Discount) R(M) US$ (M)	-20% 14.5% 3,494 437	0% 23.5% 7,848 981	20% 31.2% 12,202 1,525
Opex IRR (after tax) NPV (5% Discount) R(M) US$ (M)	-20% 27.5% 9,835 1,229	0% 23.5% 7,848 981	20% 19.4% 5,861 733
Capex IRR (after tax) NPV (5% Discount) R(M) US$ (M)	-20% 28.4% 8,635 1,079	0% 23.5% 7,848 981	20% 19.9% 7,061 883

POST-TAX

Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price IRR (post-tax) NPV (5% Discount) R(M) US$ (M)	-20% 11.3% 1,892 236	0% 18.9% 4,660 583	20% 25.3% 7,393 924
Opex IRR (post-tax) NPV (5% Discount) R(M) US$ (M)	-20% 22.3% 5,917 740	0% 18.9% 4,660 583	20% 15.4% 3,393 424
Capex IRR (post-tax) NPV (5% Discount) R(M) US$ (M)	-20% 23.0% 5,202 650	0% 18.9% 4,660 583	20% 15.9% 4,111 514

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since May 31, 2010 and before and after completion of the Offering.  This table should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) incorporated by reference in this Prospectus.

	As at May 31, 2010 before giving effect to the Offering (unaudited)	As at May 31, 2010 after giving effect to the Offering(1) (unaudited)	As at May 31, 2010 after giving effect to the Offering and the exercise of the Over-Allotment Option(2) (unaudited)
Common Shares (authorized-unlimited)	Cdn$91,730,755 (93,927,292 Common Shares)	Cdn$215,432,080 (3) (4) (158,273,192 Common Shares)	Cdn$233,157,918(4)(5) (167,423,192 Common Shares)

Notes:

(1)

Assuming issuance of the Offered Shares and no exercise of the Over-Allotment Option.  See “Plan of Distribution”.  Also assumes that all net proceeds of the Offering will be allocated to the Common Shares.

(2)

Assuming issuance of the Offered Shares, including the exercise of the Over-Allotment Option.  See “Plan of Distribution”.

(3)

After deducting the Underwriters' Fee of Cdn$6,877,750 and expenses of the Offering which are estimated to be Cdn$300,000.

(4)

Includes the issuance of (a) 37,500 Common Shares upon the exercise of stock options after May  31, 2010 and prior to the date of this Prospectus; and (b) 3,308,400 Common Shares at a price of Cdn$1.75 per share upon the exercise of share purchase warrants after May 31, 2010 and prior to the date of this Prospectus.

(5)

After deducting the Underwriters' Fee of Cdn$7,909,412.50 and expenses of the Offering which are estimated to be Cdn$300,000.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be Cdn$117,872,250 (determined after deducting the Underwriters' Fee of Cdn$6,877,750 and estimated expenses of the Offering of Cdn$300,000).  If the Over-Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be Cdn$135,598,087 (determined after deducting the Underwriters' Fee of Cdn$7,907,413 and estimated expenses of the Offering of Cdn$300,000).

The Updated Feasibility Study estimates the total capital cost to build the Project 1 Platinum Mine at US$443 million (at 8.0 Rand to the USD).  The net proceeds of the Offering will allow the Company to initiate development, but further financing will be required to complete the project, likely from a combination of debt financing and the issuance of additional equity.

The Company intends to use approximately Cdn$60.1 million of the net proceeds of the Offering as a payment to Maseve to exercise the Maseve Subscription Right, increasing the Company's interest in Project 1 and Project 3 of the WBC Project to 74%.  Of the remaining net proceeds of the Offering, Cdn$47.77 million will be applied against the Company's 74% share of an initial Cdn$64.56 million development programme for Project 1 and Cdn$10 million will be reserved for general working capital purposes.

The initial Cdn$64.56 million development programme for Project 1 will include finalizing the purchase of surface rights and facilities on the WBC Project areas for an amount of approximately Cdn$17.21 million.  The remainder will be applied for the commencement of surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development.  Such work will also include detailed implementation preparations to be made by the Company including working with the key potential contractors and the potential suppliers of water and power.  The Company must also complete additional engineering work and consider potential changes in capital costs, power availability and project implementation schedules due to changes in the mining market, metals prices and other factors since the effective date of the Updated Feasibility Study.  The Company has generally found an improvement of the availability of contractors and equipment, with a corresponding lowering of costs.  Currently, the general outline of project implementation, costs and timing is believed by management of the Company to be appropriate but with an approximate delay to the project start of 10 to 12 months from the dates in the Updated Feasibility Study due to the delay in completing the WBJV Restructuring and the resulting delay in project funding.

If the Over-Allotment Option is exercised by the Underwriters, the Company intends to use the net proceeds to expand the scope of its initial development programme.  The additional net proceeds will be used to continue the underground development of the decline and levels commenced under the initial programme described above.  See table below:

	Use of Net Proceeds	Use of Net Proceeds (including the Over-Allotment Option)
Net Proceeds to Company	$117,872,250	$135,598,087
Exercise of Maseve Subscription Right	($60,100,000)(1)	($60,100,000) (1)
Company's 74% Share of Project 1 Initial Development Programme	($47,772,250) (2)	($65,498,087) (3)
Balance for General Working Capital	$10,000,000	$10,000,000

Notes:

(1)

Pursuant to the Maseve Shareholders Agreement this amount will be held in escrow to pay for Africa Wide's 26% share of project costs until the entire subscription amount is utilized, after which Africa Wide will be responsible for their further ongoing 26% share of project costs.

(2)

The Company's contribution of $47,772,250 represents 74% of the total expected costs of the initial development programme of $64,557,095.  Africa Wide is obligated to fund the remaining 26% (or $16,784,845) and that amount will be paid from the funds held in escrow by Maseve as described at footnote (1) above.

(3)

If the over allotment is fully subscribed, the Company will expand the scope of its initial development programme, increasing total programme costs from  $64,557,095 to $88,510,928.  The Company will use the net over allotment proceeds of $17,725,837 to fund its 74% share of the $23,012,841 increase in total programme costs.  Africa Wide's 26% share of the increased programme costs will be paid from the funds held in escrow by Maseve as described at footnote (1).

Although the Company intends to use the funds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those set out above, depending on future developments in the Company's mineral properties or unforeseen events.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company has issued the following Common Shares at the following prices:

Date of Issuance	Number of Common Shares Issued	Issuance Prices
July 27, 2010	37,500	$1.05(1)
September 17, 2010	1,071,400	$1.75(2)
September 20, 2010	1,500,000	$1.75(2)
September 22, 2010	737,000	$1.75(2)
TOTAL

Notes:

(1)

Exercise of previously granted incentive stock options.

(2)

Exercise of previously issued common share purchase warrants.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol “PTM” and on the NYSE-A under the trading symbol “PLG”.  The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE-A for the periods indicated.

TSX

Period	High (Cdn$)	Low (Cdn$)	Volume
October 1 to 15, 2010	$2.29	$1.96	12,394,784
September 2010	$2.45	$1.87	10,013,271
August 2010	$2.15	$1.73	10,840,265
July 2010	$1.98	$1.71	4,554,541
June 2010	$2.28	$1.74	5,163,499
May 2010	$2.86	$1.99	7,945,069
April 2010	$2.92	$1.98	7,392,883
March 2010	$2.31	$1.81	4,038,814
February 2010	$2.34	$1.82	3,946,238
January 2010	$2.65	$1.81	10,158,322
December 2009	$2.36	$1.67	2,715,375
November 2009	$1.98	$1.64	4,081,672
October 2009	$1.84	$1.31	6,356,111

NYSE-AMEX

Period	High (US$)	Low (US$)	Volume
October 1 to 15, 2010	$2.24	$1.93	4,106,928
September 2010	$2.39	$1.76	4,107,905
August 2010	$2.09	$1.65	2,428,606
July 2010	$1.92	$1.57	2,159,015
June 2010	$2.21	$1.62	5,455,855
May 2010	$2.84	$1.84	9,638,685
April 2010	$2.89	$1.96	7,073,610
March 2010	$2.27	$1.75	5,768,318
February 2010	$2.22	$1.69	4,855,536
January 2010	$2.62	$1.69	12,793,976
December 2009	$2.30	$1.56	3,304,254
November 2009	$1.89	$1.53	2,569,841
October 2009	$1.75	$1.11	4,704,041

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value of which 97,273,192 Common Shares were issued and outstanding as at October 6, 2010.  Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company.  Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, as underwriters, on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than 42 days following the date of a final receipt for this Prospectus,  61,000,000 Offered Shares at the Offering Price, payable in cash to the Company, against delivery of the certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement.  The obligations of the Underwriters under the Underwriting Agreement are several and not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement.  The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Company has also granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, to purchase up to 9,150,000 Over-Allotment Shares at a price of Cdn$2.05 per Over-Allotment Share, to cover over-allotments, if any, and for market stabilization purposes.  A maximum of 15% of the number of Common Shares to be sold on the Closing Date may be issued in Over-Allotment Shares pursuant to the Over-Allotment Option. This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option.  Any purchaser who acquires securities forming part of the over-allocation position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Offering Price was determined by negotiation between the Company and the Underwriters.

The Company has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Company by the Underwriters pursuant to the Underwriting Agreement, provided however that the Company shall not be required to indemnify any such person for any losses, claims, liabilities or expenses which have resulted from the negligence, fraud or wilful misconduct of the Underwriters (as determined by a court of competent jurisdiction in a final non-appealable judgment).

The Company has agreed for the benefit of the Underwriters, for a period of 90 days from the Closing Date, not to issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding and stock options issued in the ordinary course of business) or enter into any agreement or arrangement under which the Company acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, without the Underwriters' prior written consent, which consent will not be unreasonably withheld.  The Company's directors and officers will be required to agree not to sell, or agree to sell (or announce any intention to do so) any Common Shares or securities exchangeable or convertible into Common Shares for a period of 90 days from Closing Date without the Underwriters' prior written consent, which consent will not be unreasonably withheld.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters' Fee in consideration for the services rendered in connection with the Offering.  The Company has also agreed to reimburse the Underwriters for certain expenses, including legal fees (up to a maximum of Cdn$100,000 excluding taxes and disbursements) and certain out-of-pocket expenses incurred in connection with the Offering.  The Underwriters will not receive any other fee or commission from the Company in connection with the completion of the Offering.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price.  After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Offering Price to the public may be decreased, and further changed from time to time to an amount not greater than the Offering Price.  Such decrease in the Offering Price will not affect the Underwriters' Fee per Offered Share to be paid by the Company to the Underwriters but the compensation to be realised by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.  In addition, any decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Company.  The Underwriters will inform the Company if the Offering Price is decreased.

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares.  The policy statements allow certain exceptions to the foregoing prohibitions.  The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares.  These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

Subscriptions for the Offered Shares will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that one or more global certificates evidencing the Offered Shares distributed under this Prospectus in Canada will be issued in registered form to CDS and will be deposited with CDS on the Closing Date.  No certificates evidencing the Offered Shares will be issued to Canadian resident purchasers, except in certain limited circumstances, and registration will be made in the depository service of CDS.  Canadian resident purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant and from or through whom a beneficial interest in the Offered Shares is purchased.  Common Shares issued to purchasers in the United States or that are purchased for the account or benefit of persons in the United States will be certificated pursuant to the terms and conditions contained in the Underwriting Agreement and will be available at closing of the Offering.

Offering in the United States

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States.  The Offered Shares have not been and will not be registered under the 1933 Act, or the securities laws of any state of the United States, and the Offered Shares may not be offered or sold except (i) outside the United States in offshore transactions in compliance with Rule 903 of Regulation S under the 1933 Act, or (ii) within the United States pursuant to an exemption from the registration requirements of the 1933 Act.

Until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.  The Offered Shares sold in the United States will be “restricted securities” within the meaning of Rule 144 under the 1933 Act.  Certificates representing any Offered Shares which are sold in the United States will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered, sold or otherwise transferred, directly or indirectly pursuant to certain exemptions from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and present stage of exploration and development of its mineral properties.  Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

Prospective purchasers of the Offered Shares offered hereby should carefully consider the risk factors set out below, as well as the information included or incorporated by reference in this Prospectus before making an investment decision to purchase the Offered Shares.  See “Documents Incorporated by Reference”.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.

Additional Funding May be Required

The funds raised by the Offering may not be sufficient to meet all of the Company's future financial requirements relating to the exploration, development and operation of the Company's projects. The Company may require additional financing from external sources, such as joint ventures, debt financing or equity financing, in order to meet such requirements and carry out the future development of the Company's projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Company's securities and the interests of shareholders in the net assets of the Company may be diluted. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects and could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Metal prices affect the success of the Company's business

Metal prices have historically been subject to significant price fluctuations over the last two year period.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.  Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects and, if the Company's projects enter the production phase, the amount of the Company's revenues or profit or loss.

The Company's business is subject to exploration and development risks

With the exception of Project 1, all of the Company's properties are in the exploration stage and no known reserves have been discovered on such properties.  At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

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the limited amount of drilling and testing completed to date;

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the preliminary nature of any operating and capital cost estimates;

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the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

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the likelihood of cost estimates increasing in the future; and

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the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by the Company or by its joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company's properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.  Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company

The Company's current and anticipated future operations, including further exploration, development activities and commencement of production on the Company's properties, require permits from various South African national, provincial, territorial and local governmental authorities.  In particular, the Company must obtain a mining right for Project 1 and an Environmental Impact Assessment must be completed.  Although it is probable that the Company will be granted a mining right, there can be no absolute assurance that all licenses and permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all.  Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  Several of the Company's options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars.  Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand.  Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.

Not all of the Surface Rights for Project 1 have been purchased

The Company has purchased or acquired a right to purchase approximately 2,655 hectares (6,560 acres) of contiguous surface rights over the area where all of the proposed infrastructure will be located as designed in the Updated Feasibility Study.  The Company owns approximately 942 hectares outright and has paid a 10% deposit of R13.0 million (approximately Cdn$1.85 million) on the purchase of approximately 1,713 hectares, including significant surface facilities.   The use of proceeds for this Offering includes the payment of the balance owing to complete the purchase of the 1,713 hectare land position.  The 100%-owned areas comprising approximately 942 hectares do not all overlay the Company's mineral rights and do not overlay the main area where the proposed infrastructure will be located and they have not been tested for geotechnical suitability.  Amendments to the mine plan, capital and operating cost estimates that would be required to relocate the mine infrastructure to these properties have not been undertaken.  An allowance for the cost of purchasing surface rights was included in the Updated Feasibility Study.  The failure to complete the purchase the 1,713 hectare property described above will likely increase the costs of developing Project 1 and it may prevent or delay the development of Project 1.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities.  Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

South African foreign exchange controls may limit repatriation of profits

Loan capital or equity capital may be introduced into South Africa through a formal system of exchange control.  Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident.  Approved loan capital is generally remittable to a non-resident company from business profits.  Dividends declared by a non-listed South African company are remittable to non-resident shareholders.  However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and its directors and officers may be limited due to the fact that a majority of these persons reside outside of the United States and, in respect of the Company's directors and officers, their assets are located outside the United States.  There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories.  The Province of British Columbia, in which the Company and all of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

The Company is subject to significant governmental regulation

The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

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environmental protection;

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management and use of toxic substances and explosives;

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management of natural resources;

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exploration, development of mines, production and post-closure reclamation;

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exports;

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price controls;

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taxation;

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regulations concerning business dealings with local communities;

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labour standards and occupational health and safety, including mine safety; and

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historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company's operations are subject to environmental laws and regulation that may increase the Company's costs of doing business and restrict its operations

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations.  Environmental hazards may exist on the Company's properties which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date.  However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company's financial performance.

Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company's securities.

The Company has limited experience with development-stage mining operations

Although there are personnel within the Company who have experience with development stage mining operations, the Company's ability to place projects into production will be dependent upon using the services of both mining contractors and additional appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available the necessary expertise when and if the Company places its mineral properties into production.

The Company has a history of losses and it anticipates continuing to incur losses for the foreseeable future

The Company has a history of losses including net losses of $6,963,384 in the year ended August 31, 2009; $5,086,589 in the year ended August 31, 2008; and $6,758,123 in the year ended August 31, 2007.  At August 31, 2009 the Company had an accumulated deficit of $34,218,900 while at August 31, 2008, the accumulated deficit was $27,255,516 and at August 31, 2007 the accumulated deficit was $22,168,927.  The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern.  It is an exploration and development company with a history of losses and no history of revenues from its operations.  None of the Company's properties are currently in production, and although the Updated Feasibility Study indicates a positive economic model for Project 1, there is no certainty that the Company will succeed in placing that project into production in the near future, if at all.  During the year ended August 31, 2009 the Company had a loss of $6,963,384 .  During the year ended August 31, 2008, the Company had a loss of $5,086,589 and for 2007 a loss of $6,758,123.  The Company used $5,418,738 in cash for operating activities in 2009 and used $4,547,428 for that purpose in 2008 and $3,682,561 in 2007.  The Company used $3,128,914 for investing activities in 2009, $8,574,127 in 2008 and $5,771,234 in 2007.  Historically, the only source of funds available to the Company has been through the sale of its equity securities and minor cost recoveries.

The Company's continuing operations and the recoverability of the amounts capitalized for mineral properties in its consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay the Company's liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the Company's operations; however, there is no assurance that sufficient funds will be raised.

Most of the Company's properties contain no known reserves

Project 1 contains mineral reserves.  The remaining properties are in the exploration stage meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable.  Failure to discover economically recoverable reserves on a mineral property will require it to write-off the costs capitalized for that property in its Canadian GAAP financial statements.  At August 31, 2009 deferred acquisition, exploration and development costs related to all of the Company's mineral property interests outside of the WBC Project totalled $6,057,034 (2008 - $5,806,510 and 2007 - $5,375,656).

The Company depends on its key management employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figures: R. Michael Jones, the Company's President, CEO and director; Frank R. Hallam, the Company's CFO and director; and Peter Busse, the Company's Chief Operating Officer.  The loss of any of the Company's key management figures could have a material adverse effect on it.  The Company has entered into contracts with the named directors, officers and employees.  It does not maintain key man insurance on any of its management.

The Company's directors may be associated with other mineral resource companies

Certain of the Company's officers and directors may become associated with other natural resource companies that acquire interests in mineral properties.  R. Michael Jones, the Company's President, CEO and director is also a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, a director of MAG Silver Corp. (“MAG Silver”), a public company with silver properties in Mexico, and a director of Nextraction Energy Corporation (“Nextraction”), a public company with oil properties in Kentucky and Wyoming.  Frank Hallam, the Company's CFO and director, is also a director of MAG Silver, a director of WKM, a director of Lake Shore Gold Corp, and a director of Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction.  Barry Smee, a director of the Company, is also a director of Almaden Resources Ltd., a company with projects in Mexico, the USA and Canada. Any conflicts which may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time.  The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company's financial position at that time.

The Company's share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Common Shares on the TSX fluctuated from a high of Cdn$2.92 to a low of Cdn$1.31 and on the NYSE-A from a high of US$2.89 to a low of US$1.11 within the twelve month period preceding the date of this Prospectus.  There can be no assurance that continual fluctuations in price will not occur.

The Company does not expect to pay dividends

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.  The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company's prospecting rights are subject to title risks

The Company's prospecting rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company holds its interest in Project 1 and Project 3 through its holdings of Maseve, which company in turn holds 100% of the prospecting rights comprising Project 1 and Project 3.  Although duly approved and issued, these prospecting rights are still in process of final title registration by the Government of the Republic of South Africa.  These or other defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such prospecting rights.

Any disputes or disagreements with the Company's joint venture partners could materially and adversely affect the Company's business

PTM RSA is a party to a shareholders agreement with Africa Wide and Maseve related to the exploration and development of Project 1 and Project 3 (the “Maseve Shareholders Agreement”).  Certain members of the management and boards of directors of Maseve are nominated by Wesizwe. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of the WBC Project will always be consistent with the Company's objectives. Any change in the management or strategic direction of Wesizwe or one or more of the Company's other joint venture partners could materially and adversely affect the Company's business and results of operations.  Additionally, if a dispute arises between the Company and a joint venture partner which cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company's business and results of operations.

Socio-economic instability in South Africa or regionally may have an adverse effect on the Company's operations and profits

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business.  In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”).  To ensure that the socio-economic strategies are implemented, the BEE Act provided for Codes of Good Practice (the “Codes”) issued by the South African Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act.  The scorecard of the Mining Charter requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation.  The Charter also set out targets and criteria for broad-based black economic empowerment.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country's inequalities. It is also difficult to predict the impact of addressing these inequalities on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa.  Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

The Company's land in South Africa could be subject to land restitution claims which could impose significant costs and burdens

The Company's privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment of the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company's business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”), became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company's privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company's South African projects and therefore an adverse effect on its business and financial condition.

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa.  All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”.  All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. All old order prospecting rights had to be lodged for conversion by May 1, 2006 and all old order mining rights had to be lodged for conversion by May 1, 2009.  Provided a compliant conversion application was lodged before the cut-off date, the old order prospecting or mining right will remain valid pending the conversion.  The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Company's mineral rights in South Africa which could stop, materially delay or restrict the Company from proceeding with its exploration activities or any future development activities or mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for conversion of old order rights or applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. All of the Company's old order prospecting permits in respect of Project 1 and Project 3 have now been converted into new order prospecting rights.

If the Company does not comply with the MPRDA, the Company may be materially delayed or restricted from proceeding with its exploration activities, with the development of future mines and with potential mining operations.

The introduction of South African State royalties where all of the Company's current mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition

The Mineral and Petroleum Resources Royalty Act (the “MPRRA”) came into operation on May 1, 2009.  The MPRRA provides for a minimum royalty rate of 0.5% and a maximum rate of 7% for unrefined product, and the royalty will be a tax deductible expense. The feasibility studies covering the Company's South African projects made certain assumptions related to the expected royalty rates under the MPRRA.  If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the MPRRA differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

There can be no assurance that an active market for the Common Shares will be sustained after the Offering

Securities of mining companies have experienced substantial volatility in the past, and especially during the last couple of years, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations, financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.  If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline below the Offering Price.  As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company.  Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

There will be dilution from further equity financings

In order to finance future operations, the Company may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares.  The Company cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.  Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security holders.

Management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures.

As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering.  Management may use the net proceeds of the Offering in ways that an investor may not consider desirable.  The results and the effectiveness of the application of the proceeds are uncertain.  If the proceeds are not applied effectively, the Company's results of operations may suffer.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Offered Shares to be distributed pursuant to this Prospectus will be passed upon on behalf of the Company by Gowling Lafleur Henderson LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in the Prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller Minxcon (Pty) Ltd.	Authored the Project 1 Report and the Project 3 Report; co-authored the Updated Feasibility Study
Gordon Cunningham Timothy Spindler Turnberry Projects (Pty) Ltd.	Co-authored the Updated Feasibility Study
Byron Stewart Wardrop Engineering	Co-authored the Updated Feasibility Study
Gowling Lafleur Henderson LLP	Provided the opinion in the section of this Prospectus entitled “Eligibility for Investment”.
Blake, Cassels & Graydon LLP	Provided the opinion in the section of this Prospectus entitled “Eligibility for Investment”.

Interests of Experts

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates.  As of the date of this Prospectus, the partners and associates of Gowling Lafleur Henderson LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

Except as otherwise stated above, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, 7th Floor, Vancouver, British Columbia, V6C 3S7.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.  The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal adviser.

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AUDITORS' CONSENT

We have read the short form prospectus of Platinum Group Metals Ltd. (the “Company”) dated October 18, 2010 relating to the issue and sale of 61,000,000 common shares of the Company.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at August 31, 2009 and August 31, 2008 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years ended August 31, 2009 and the effectiveness of internal control over financial reporting of the Company as of August 31, 2009.  Our report is dated November 23, 2009.

(Signed) “PricewaterhouseCoopers LLP” Chartered Accountants Vancouver, British Columbia October 18, 2010

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CERTIFICATE OF THE COMPANY

October 18, 2010

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, except Quebec.

PLATINUM GROUP METALS LTD.

By: (Signed) R. Michael Jones President and Chief Executive Officer	By: (Signed) Frank R. Hallam Chief Financial Officer and Secretary

On behalf of the Board of Directors

By: (Signed) Barry Smee Director	By: (Signed) Eric Carlson Director

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CERTIFICATE OF THE UNDERWRITERS

October 18, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, except Quebec.

BMO NESBITT BURNS INC. By: (Signed) Jamie Rogers Managing Director
GMP SECURITIES L.P. By: (Signed) Mark Wellings Managing Director, Investment Banking	RBC DOMINION SECURITIES INC. By: (Signed) Patrick Meier Managing Director
RAYMOND JAMES LTD. By: (Signed) Lon Shaver Vice President	STIFEL NICOLAUS CANADA INC. By: (Signed) David Fowler Senior Managing Director